Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-205210

April 26, 2016

Term Sheet

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

DHX MEDIA LTD.	April 26, 2016

Issuer:	DHX Media Ltd. (the “Company”)

Issue:	8,667,000 shares of the Company, comprised of both variable voting shares and common voting shares (collectively, the “Shares”) before giving effect to the Over-Allotment Option (the “Offering”)

Size of Offering:	CDN$65 million (before giving effect to the Over-Allotment Option)

Issue Price:	CDN$7.50 per Share

Over-Allotment Option:	The Company has granted the Underwriters an Over-Allotment Option exercisable for 30 days from Closing to purchase up to 1,300,050 additional Shares, to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The net proceeds from the Offering (after deducting the underwriters’ commission and Offering expenses) will be used to repay borrowings under the Company’s term credit facility maturing July 31, 2019, fund branded content properties and associated global distribution plans as well as to pursue additional brand opportunities, and for general corporate and working capital purposes, including potential acquisitions.

Underwriting Basis:	Bought underwritten public offering, eligible for sale in all provinces of Canada and in the United States pursuant to a prospectus supplement to the short form base shelf prospectus dated July 2, 2015. The issue will be registered under the Securities Act of 1933 and offered in the United States pursuant to the effective shelf registration statement on Form F-10 that was filed with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System.

Listing:	The variable voting shares and the common voting shares are currently listed on the Toronto Stock Exchange under the symbols “DHX.A” and “DHX.B”, respectively. In addition, the variable voting shares are listed on the NASDAQ Global Select Market under the symbol “DHXM”.

Lock-up Provision:	The Company and its executive officers and directors have entered, or will, on or prior to the Closing Date enter, into lock-up agreements with the underwriter such that, subject to limited exceptions, they may not sell directly or indirectly any Shares of the Company for a period of 90 days after the Closing Date.

Eligibility:	The Shares will be eligible for Canadian RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Lead Bookrunner:	Canaccord Genuity Corp.

Closing Date:	On or about May 2, 2016

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company has also filed the prospectus relating to the offering with each of the Provincial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering may obtain these documents from Canaccord Genuity Corp., Attention: Syndication, 161 Bay Street, Suite 3000, Toronto, Ontario, M5J 2S1, ecm@canaccordgenuity.com.